SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004.

NOVEL DENIM HOLDINGS LIMITED

(Translation of registrant’s name into English)

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong
(address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or
will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                   .)

SIGNATURES

CONTENTS

Exhibit I	“Novel Denim Holdings Limited Announces that a Special Committee of Independent Directors is Evaluating A going Private Proposal”

EXHIBIT I

Contact:	Andrew L. Fine
Investor Relations
(212) 953-1373

FOR IMMEDIATE RELEASE

NOVEL DENIM HOLDINGS LIMITED ANNOUNCES THAT A

SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS IS
EVALUATING A GOING PRIVATE PROPOSAL
— Company has proposed acquiring up to all outstanding Ordinary Shares not owned by its controlling shareholder, Novel Apparel, for $0.95 per share.

HONG KONG, November 24, 2004 — Novel Denim Holdings Limited (Nasdaq SmallCap: NVLD) announced today that its management, with the support of the Company’s controlling shareholder Novel Apparel (BVI) Limited, has proposed that the Company acquire for $0.95 per share in cash, up to all of the approximately three million outstanding publicly traded ordinary shares of the Company not held by Novel Apparel and the Company’s management. A special committee of independent directors of Novel Denim, that has been formed to explore potential transactions that would have the effect of causing the Company’s ordinary shares to be deregistered and delisted from the SEC and Nasdaq, respectively, will evaluate this proposal along with its own legal and financial advisors.

Novel Denim’s President and Chief Executive Officer, Mr. K.C. Chao explained, “The financial and strategic challenges facing our business and those affecting the overall apparel market, as well as increasing public company costs, including expenses related to compliance with the Sarbanes-Oxley Act, make it difficult for a company like Novel Denim to continue to operate as a reporting company.” Mr. Chao added, “We are undertaking this transaction to save the costs of being public, which are expected to exceed $1.25 million in fiscal year 2006.”

No assurance can be given that the proposed transaction, or similar transaction, will take place on these or any other terms.

About Novel Denim

Novel Denim is a flexible supplier of a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim’s facilities are strategically located in South Africa and China. Novel Denim produces and/or finishes a diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim’s customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as “anticipate,” “estimate,” “project,” “expect,” “believe” and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not to, the overall level of consumer spending on apparel, the financial strength of the retail industry limited generally and the Company’s customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company’s garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company’s publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2004. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

Novel Denim Holdings Limited

(Registrant)

Date: November 30, 2004	By:	/s/ K.C. Chao

K.C. Chao
Chief Executive Officer and President